Exhibit 99.1

AMAYA ANNOUNCES FIRST QUARTER 2016 EARNINGS RELEASE DATE AND CONFERENCE CALL AND WEBCAST DETAILS; CHANGE TO PRESENTATION CURRENCY

MONTREAL, Canada, May 2, 2016 – Amaya Inc. (Nasdaq: AYA; TSX: AYA) today announced that it will release its financial results for the first quarter ended March 31, 2016 after the close of trading on May 16, 2016 and will host a conference call and webcast at 5:30 p.m. ET to discuss the same. Rafi Ashkenazi, Amaya’s Interim CEO, will chair the call. To access via tele-conference, please dial +1.888.231.8191 or +1.647.427.7450 ten minutes prior to the scheduled start of the call. The playback will be made available two hours after the event at +1.855.859.2056 or +1.416.849.0833. The Conference ID number is 91271460. To access the webcast please use the following link: http://event.on24.com/r.htm?e=1172543&s=1&k=5C33B77438B32F7DB60D19AE5D06507E.

Change in Presentation Currency

Amaya also announced that it will change its presentation currency from Canadian dollars to U.S. dollars beginning with Amaya’s unaudited interim consolidated financial statements for the three months ended March 31, 2016. Amaya believes that this change will reduce the impact of movements in exchange rates on reported results and provide shareholders with a more accurate reflection of Amaya’s underlying performance.

To assist shareholders in the transition, Amaya will also provide certain historical financial information restated in U.S. dollars in its unaudited interim financial statements for the three months ended March 31, 2016 and management’s discussion and analysis thereon. This information will include certain income statement and balance sheet information for the comparative prior year period and as at December 31, 2015 and 2014, as applicable, and certain summary financial information for the prior seven quarters.

About Amaya

Amaya is a leading provider of technology-based products and services in the global gaming and interactive entertainment industries. Amaya is the ultimate owner of gaming and related consumer businesses and brands including PokerStars, Full Tilt, BetStars, StarsDraft, the European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour and the Asia Pacific Poker Tour. These brands have more than 100 million cumulative registered customers globally and collectively form the largest poker business in the world, comprising online poker games and tournaments, live poker competitions, branded poker rooms in popular casinos in major cities around the world, and poker programming created for television and online audiences. Amaya, through certain of these brands, also offers non-poker gaming products, including casino, sportsbook and daily fantasy sports. Amaya and its group companies have various gaming and gaming-related licenses or approvals throughout the world, including from the United Kingdom, Italy, France, Spain, Estonia, Belgium, Denmark, Bulgaria, Greece, Ireland, Romania, the Isle of Man, Malta, the State of Schleswig- Holstein in Germany, the Provinces of Quebec and Ontario in Canada, and the State of New Jersey in the United States.

Forward-Looking Statements

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable securities laws, including, without limitation, certain expectations related to the planned change in Amaya’s presentation currency. Forward-looking statements can, but may not always, be identified by the use of words such as “anticipate”, “propose”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “would”, “should”, “believe”, “objective”, “ongoing” and similar references to future periods or the negatives of these words and expressions and by the fact that these statements do not relate strictly to historical or current matters. These statements, other than statements of historical fact, are based on management’s current expectations and are subject to a number of risks, uncertainties, and assumptions, including market and economic conditions, business prospects or opportunities, future plans and strategies, projections, technological developments, anticipated events and trends and regulatory changes that affect us, our customers and our industries. Although Amaya and management believe the expectations reflected in such forward-looking statements are reasonable and are based on reasonable assumptions and estimates, there can be no assurance that these assumptions or estimates are accurate or that any of these expectations will prove accurate. Forward-looking statements are inherently subject to significant business, economic and competitive risks, uncertainties and contingencies that could cause actual events to differ materially from those expressed or implied in such statements. Such risks and uncertainties include, but are not limited to, those identified under the heading “Risk Factors and Uncertainties” in Amaya’s Annual Information Form for the year ended December 31, 2015 and “Risk Factors and Uncertainties” and “Limitations of Key Metrics and Other Data” in its Management’s Discussion and Analysis for the periods ended December 31, 2015, each available on SEDAR at www.sedar.com, EDGAR at www.sec.gov and Amaya’s website at www.amaya.com, and in other filings that Amaya has made and may make with applicable securities authorities in the future. Investors are cautioned not to put undue reliance on forward-looking statements. Any forward-looking statement speaks only as of the date hereof, and Amaya undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

Contact

For investor relations, please contact: Tim Foran, Tel: +1.416.545.1325, ir@amaya.com; For media inquiries, please contact: Eric Hollreiser, Press@amaya.com